($ in millions)	6 months 2005	FY 2006	FY 2007	9 months 2008	Total
PEG-SN38	**$0.0**	**$2.4**	**$3.7**	**$3.4**	**$9.5**
rhMBL	**$10.0**	**$10.5**	**$11.9**	**$1.7**	**$34.1**
LNA Platform:					
HIF-1 Alpha Antagonist	$0.0	$5.6	$3.8	$2.4	$11.9
Survivin Antagonist	0.0	0.1	1.9	2.6	4.7
Other LNA Targets	0.0	0.8	4.7	4.9	10.3
Acquired R&D	0.0	11.0	0.0	0.0	11.0
Total LNA Spending	**$0.0**	**$17.5**	**$10.5**	**$9.9**	**$37.9**
Customized PEG Technology	**$1.3**	**$1.2**	**$0.4**	**$0.2**	**$3.1**
Other Costs [2]	**$8.1**	**$14.3**	**$17.2**	**$15.6**	**$55.1**
Total Pipeline R&D Spending	**$19.4**	**$45.8**	**$43.6**	**$30.8**	**$139.6**
Pipeline G&A	**$2.3**	**$6.2**	**$9.7**	**$8.2**	**$26.4**
Total Pipeline Expenditures	**$21.7**	**$51.9**	**$53.3**	**$39.0**	**$165.9**

[2]

Source:  Evivrus Form 10-12B/A, November 24, 2008

Note:

1  Data for pipeline spending only available through September 30, 2008

2 Evivrus Form 10-12B/A, “We currently have other products in preclinical programs and research. Other products also include research and development candidates that have been discontinued and various research and development overhead costs” (emphasis added)

PIPELINE SPENDING THROUGH 9/30/08 ¹

The category with the greatest expenditures is the “Other Costs” category ²

On February 10, 2009, Enzon announced the termination of its rhMBL program for failing to achieve certain developmental thresholds

Through September 2008, Enzon has poured over $34 million into this program.  Note that this dwarfs the amount spent on PEG-SN38

Spending by Pipeline Project